Exhibit 99.91

Consent of Gene Tortelli

I hereby consent to the quotation or summary of those portions prepared by me of the report entitled “Cerro Quema Project-Pre-Feasibility Study on the La Pava and Quemita Oxide Gold Deposits” dated August 15, 2014 with an effective date of June 30, 2014, and to the reference to my name, in each case where used or incorporated by reference into the Registration Statement on Form 40-F of Orla Mining Ltd. being filed with the United States Securities and Exchange Commission, and any amendments thereto, related to the following:

(a)	Management's discussion and analysis for the three and six months ended June 30, 2020;
(b)	Management's discussion and analysis for the three months ended March 31, 2020;
(c)	Prospectus Supplement dated March 30, 2020 to the Short Form Base Shelf Prospectus dated March 11, 2019;
(d)	Management's discussion and analysis for the year ended December 31, 2019;
(e)	Annual Information Form for the year ended December 31, 2019;
(f)	Management's discussion and analysis for the three and Nine months ended September 30, 2019;
(g)	Management's discussion and analysis for the three and six months ended June 30, 2019;
(h)	Management's discussion and analysis for the three months ended March 31, 2019;
(i)	Annual Information Form for the year ended December 31, 2018;
(j)	Management's discussion and analysis for the year ended December 31, 2018;
(k)	Short Form Base Shelf Prospectus dated March 11, 2019.

/s/ Gene Tortelli
Gene Tortelli, PE

Dated: December 4, 2020